                          Filed by Wesley Jessen VisionCare, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                          Subject Companies:

                          Wesley Jessen VisionCare, Inc.
                          Commission File No. 0-22033

                          Ocular Sciences, Inc.
                          Commission File No. 0-22623

    The following are slides that were first used on April 3, 2000, by Wesley Jessen VisionCare, Inc. ("WJ") in making presentations to certain stockholders relating to the pending merger between WJ and Ocular Sciences, Inc.("OSI"):

                      [Wesley Jessen Logo Appears Here]

                                 WESLEY JESSEN
                             OCULAR SCIENCES MERGER

                     Creating a New World Class Competitor

2 MID-TIER COMPETITORS WITH UNIQUE STRENGTHS

WJ  Specialty Lens Leader  +  OSI  CHANNEL BRANDING LEADER = #2 Global Player



Only Global Full Line Company

STRATEGIC RATIONALE

- Creates Only Global Full Line Competitor

- #2 Soft Lens Company with Significant Scale

- Opportunity to Leverage Wesley Jessen's Large Global Direct Sales Force to Expand OSI Penetration

- Opportunity to Cross-Sell Wearer Bases (e.g. Color and Clear)

- Operational Synergies

FINANCIAL RATIONALE FOR MERGER

- Accretive in First Full Year to WJCO Projected EPS

- Expected 2001 EPS Accretion of Approximately $0.35 - $0.38

- Accelerates Revenue Growth Rate to Double Digits

- Combined (1999) Sales of Nearly $500 Million

- Combined Market Equity Value of Nearly $1 Billion

- Significantly Broadens Stock Liquidity

WESLEY JESSEN / OCULAR SCIENCES MERGER TERMS

- Stock for Stock Merger

- Fixed Exchange Ratio: 0.7211 WJCO Shares per  OCLR Share

- Tax-free, Pooling of Interests Accounting

- WJ to Issue Approximately 16.93 Million New Shares -- 36.35 Million WJ Shares Outstanding, Pro Forma

- Closing Expected Late 2Q00

WESLEY JESSEN MANAGEMENT AND BOARD, POST MERGER

- SENIOR MANAGEMENT:

     -- John Fruth, Non Executive Chairman of the Board

     -- Kevin Ryan, President and CEO

     -- Ed Kelley, CFO


- BOARD OF DIRECTORS:

     -- 5 Current WJCO Directors

     -- 4 Current OCLR Directors

- HEADQUARTERS: Des Plaines, IL

                             COMPETITIVE STRENGTHS

               WJ                            OSI
               --                            ---

- Dominant Position in Cosmetic      - #2 Weekly Disposable in U.S.
Lenses with Patent Protection

- Consumer Brand Equity:             - Preferred Lens Design
Freshlook and Durasoft

- Large Direct Salesforce            - Channel Branding Strategy

- Broad Line Including               - Cost Efficient Manufacturing Capability
Therapeutic Specialty Lenses

- New Product Portfolio              - Daily Disposable Entry

- Leader in Made-to-Order Lenses     - New Product Portfolio

- Deep Management Team

1999 REVENUE - GEOGRAPHIC MIX
$ MILLION


WJ -- $311.7

International --  $126.7
                  41%


U.S. --   $185.0
          59%

1999 REVENUE - GEOGRAPHIC MIX
$ MILLION


                            WJ                  OSI
                          $311.7              $176.0

INTERNATIONAL             $126.7              $47.0
                          41%                 27%



U.S.                      $185.0              $129.0
                          59%                 73%

1999 REVENUE - GEOGRAPHIC MIX
$ MILLION

                             WJ         OSI         COMBINED
                             $311.7     $176.0      $487.7



International                $126.7     $47.0       $173.7
                             41%        27%         36%



U.S.                         $185.0     $129.0      $314.0
                             59%        73%         64%

1999 WORLDWIDE MARKET SHARE AND RANKING BY GEOGRAPHY



                   % of Manufacturer Sales
                       (excluding OEM)       Rank
                   ------------------------  ----

                              WJ              WJ
                              --              --

  U.S.                        15.3%           3

  INTERNATIONAL               7.9%            4

  TOTAL                       11.2%           4

Source:  WJ estimates

1999 WORLDWIDE MARKET SHARE AND RANKING BY GEOGRAPHY


                          % of Manufacturer Sales
                             (excluding OEM)         Rank
                             ---------------         ----

                           WJ     OSI              WJ    OSI
                           ----   --------------   ----  ---

   U.S.                    15.3%            11.0%     3    5

  INTERNATIONAL             7.9%             3.3%     4    6

  TOTAL                    11.2%             6.8%     4    5


Source:  WJ estimates

1999 WORLDWIDE MARKET SHARE AND RANKING BY GEOGRAPHY

          % of Manufacturer Sales
              (excluding OEM)                  Rank

                  WJ   OSI   Combined   WJ   OSI   Combined
                  --   ---   --------   --   ---   --------

 U.S.            15.3% 11.0%   26.3%    3     5     2


INTERNATIONAL    7.9%   3.3%   11.2%    4     6     4


TOTAL            11.2%  6.8%   18.0%    4     5     2


Source:  WJ estimates

1999 WORLDWIDE MARKET SHARE (Soft contacts)

[Graph showing current 1999 market share]

Name           Sales             %
----           -----           ----
          (in millions)
J&J            $960            36.9
Ciba           $419            16.1
B&L            $385            14.8
WJ             $292            11.2
Ocular         $176             6.8
Cooper         $125             4.8

[Graph showing post merger 1999 market share]

Name           Sales             %
----           -----           ----
          (in millions)
J&J            $960            36.9
WJ/Ocular      $468            18.0
Ciba           $419            16.1
B&L            $385            14.8
Cooper         $125             4.8

1999 REVENUE - DISPOSABLE/CONVENTIONAL MIX
$ MILLION


                  WJ
                $311.7


Conventional    $146.5
                  47%

Disposable/PR   $165.2
                  53%

1999 REVENUE - DISPOSABLE/CONVENTIONAL MIX
$ MILLION

                      WJ         OSI
                    $311.7      $176.0


Conventional        $146.5      $17.9
                      47%         10%



Disposable/PR       $165.2      $158.1
                      53%         90%

1999 REVENUE - DISPOSABLE/CONVENTIONAL MIX
$ MILLION


                             WJ         OSI         COMBINED
                           $311.7      $176.0        $487.7



CONENTIONAL                $146.5      $17.9          $164.4
                             47%         10%            34%



DISPOSABLE/PR              $165.2      $158.1         $323.3
                             53%         90%            66%

1999 WORLDWIDE MARKET SHARE AND RANKING BY PRODUCT

                    % of Manufacturer Sales

                         (excluding OEM)     Rank
                         ---------------     ----

                               WJ             WJ
                               --             --

 CONVENTIONAL                 26.9%            1

 DISPOSABLE                   8.0%             4


 TOTAL                        11.2%            4



Source:  WJ estimates

1999 WORLDWIDE MARKET SHARE AND RANKING BY PRODUCT

                 % of Manufacturer Sales

                      (excluding OEM)         Rank
                      --------------         -----

                       WJ       OSI        WJ      OSI
                       --       ---        --      ---

 CONVENTIONAL         26.9%     3.3%        1       7


 DISPOSABLE           8.0%      7.7%        4       5


TOTAL                 11.2%     6.8%        4       5

Source:  WJ estimates

1999 WORLDWIDE MARKET SHARE AND RANKING BY PRODUCT


                 % of Manufacturer Sales

                        (excluding OEM)          Rank

               WJ       OSI       Combined       WJ      OSI   Combined
               --       ---       ---------      ---     ---   --------

 CONVENTIONAL  26.9%    3.3%      30.2%          1       7     1


 DISPOSABLE    8.0%     7.7%      15.7%          4       5     3


 TOTAL         11.2%    6.8%      18.0%          4       5     2



Source:  WJ estimates

1999 REVENUE - CLEAR/SPECIALTY MIX
$ MILLION


             WJ
           $311.7

Clear      $45.7
            15%



Specialty  $266.0
            85%

1999 REVENUE - CLEAR/SPECIALTY MIX
$ MILLION

                   WJ         OSI
                 $311.7      $176.0



Clear            $45.7       $175.0
                  15%          99%


Specialty        $266.0      $1.0
                  85%          1%

1999 REVENUE - CLEAR/SPECIALTY MIX
$ MILLION

                 WJ         OSI      Combined
               $311.7      $176.0     $487.7


Clear          $45.7       $175.0     $220.7
                15%          99%       45%



Specialty      $266.0      $1.0      $267.0
                85%          1%        55%

SHARE OF U.S. SOFT LENS
NEW FITS - 1999


CIBA - 16%
B&L - 17%
J&J - 21%
OTHER - 14%

WJ/OSI - 32%


Source:  Health Products Research

SHARE OF U.S. WEEKLY DISPOSABLE
NEW FITS - 1999


CIBA - 8%
B&L - 14%
J&J - 35%
OTHER - 2%

WJ/OSI - 41%


Source: Health Products Research

MAJOR PRODUCTS

U.S. Rank
----------

                                          Premium
Cosmetic           Toric       Bifocal    Spheres   Clear
  #1                #4           #3         #1       #2

Freshlook          Opifit      Freshlook   CSI      Biomedics
Durasoft           Optifit     Echelon              Precision UV
                   Quarterly
Wildeyes           Freshlook
Natural Touch

NEW PRODUCT PLANS -- HIGHLIGHTS

FreshLook Bifocal (Disposable Bifocal Lens)      1Q00

Diabetic Retinopathy System-Beta                 1Q00
   (Internet Based Disease management)

Wildeyes (Shamrock Lens)                         1Q00

FreshLook ColorBlends New Colors                 1Q00
   (Honey and Turquoise)

DuraSoft 3 ColorBlends                           1Q00
   (Extended Wear Convential Opaque)

ProSoft Sports Lens                              2Q00

Premium Monthly Replacement Lens                 3Q00
   (Planned Replacement Clear Lens)

NEW PRODUCTS PLANS - HIGHLIGHTS

Disposable Colors - Japan                        3Q00

New Disposable Color - Europe, Asia              3Q00
   (Elegance Pattern)

CSI Toric - MTO                                  3Q00
   (MTO Conventional Clear Toric)

ColorBlends Bifocal (Opaque Bifocal Lens)        4Q00

FreshLook ColorBlends Toric                      4Q00
   (Disposable Colored Toric)

Biomedics with ColorBlends Design                2001
   (Disposable Opaque Lens)

Photochromic Lens                                2002

                       COMBINED WJ/OSI U.S. CUSTOMER BASE
               31,180 U.S. Locations Use WJ or OSI Lenses or Both


OSI             Both WJ                  WJ
ONLY            and OSI                 ONLY

2,780           16,570                 11,830

ADDED INTERNATIONAL REACH


Countries with WJ and        Countries with WJ Direct
  OSI direct sales                  Sales Only

     U.S.                    ASIA                      Latin America
     Canada                  China                     Argentina
     U.K.                    Hong Kong                 Brazil
     Australia               Japan                     Colombia
                             Singapore                 Mexico
                                                       Venezuela
                             Europe
                             Benelux
                             France
                             Germany
                             Italy
                             Netherlands
                             Scandinavia
                             Spain

CROSS SELLING OPPORTUNITIES
U.S. WEARER BASE


       WJ                            OSI
   4.6 Million                   3.0 Million

  Cosmetic - 2.5
  Clear - 1.4                   Clear - 2.9
  Toric - 0.7                   Toric - 0.1

OVERVIEW OF MERGER SYNERGIES

- INCREMENTAL REVENUES:  U.S. & INTERNATIONAL

     -- Expose Larger WJ U.S. Account Base to OSI Lenses
     -- Use WJ International Direct Sales Infrastructure to Sell OSI Lenses -- Cross Promote Clear OSI Lenses with WJ Color Lenses

- COST SAVINGS

     -- Reduced Sales and Marketing
     -- Reduced Manufacturing
     -- Leverage Research & Development
     -- Lower G&A

- EXPECTED ONE TIME TRANSACTION/RESTRUCTURING CHARGE

MERGER SYNERGIES

- Total Pre-Tax Synergies in 2001 of Approximately $20 Million

- Total Pre-Tax Synergies in 2002 of Approximately $30 Million

- Expect Combined Company Tax Rate of 32%

- Excluding One-time Transaction and Restructuring Charges to be taken in 2000

A WJ CORE COMPETENCY IS INTEGRATION COST REDUCTIONS
$ MILLION


Example - Barnes Hind
                                                Plan   Delivered*
                                                -----  ----------
Cost of Sales                                   $14.4  $13.1
SG&A                                             12.7   14.9
Research                                          2.4    2.1
                                                -----  -----
Total Synergies                                 $29.5  $30.1

*Completed as of 12/31/99. $2.9 Cost of Sales Yet to be Completed.

FINANCIAL IMPACT OF MERGER (INCOME STATEMENT 12/31/99)
$ Millions


                                                                     Combined
                                                     WJ     OSI     (Proforma)
                                                    ----   ------   ----------
Sales                                             $311.7   $176.0      $487.7
   Growth Rate                                       6.6%    15.9%        9.8%

Gross Profit                                      $213.6   $112.6      $326.2
   Margin                                           68.5%    64.0%       66.9%

EBIT                                              $ 55.0   $ 45.7      $100.7
   Margin                                           17.6%    26.0%       20.6%

Net Income                                        $ 35.0   $ 36.4      $ 71.4
   Margin                                           11.2%    20.7%       14.6%
   Growth Rate                                      18.2%    19.2%       18.7%

FINANCIAL IMPACT OF MERGER (BALANCE SHEET 12/31/99)
$ Millions


                                                       Combined
                                      WJ      OSI     (Proforma)

- Assets                            $223.0   $222.8     $445.8

- Capitalization
     Bank Credit Facility           $ 50.4   $  3.4     $ 53.8
     Shareholders Equity              90.9    183.6      274.5
                                     ------   ------    ------
     Total Capitalization            $141.3   $187.0    $328.3

Available Liquidity
     Cash and S/T Investments       $  8.9   $ 38.9     $ 47.8
     Credit Facility                 122.5     26.6      149.1
                                    ------   ------     ------
Total Availability                  $131.4   $ 65.5     $196.9

IMPLIED WESLEY JESSEN SHARE
PRICE - STAND ALONE

                                 Implied Share Price Based on WJ's
                                    Historical Forward P/E Ratio
                  12 Month          ----------------------------
                  Forward             14.2x                    15.3x
Date               E.P.S          (1 Year Avg.)            (3 Year Avg.)
----               -----          -------------            -------------
1/1/00             $2.22             $31.52                    $33.97

1/1/01             $2.61             $37.06                    $39.93

1/1/02             $2.85             $40.47                    $43.60

IMPLIED PRO FORMA WESLEY JESSEN
SHARE PRICE - OCULAR MERGER

                                 Implied Share Price Based on WJ's
                                    Historical Forward P/E Ratio
                  12 Month          ----------------------------
                  Forward             14.2x                    15.3x
Date               E.P.S          (1 Year Avg.)            (3 Year Avg.)
----               -----          -------------            -------------
1/1/00             $2.22             $31.52                    $33.97

1/1/01             $2.99             $42.46                    $45.75

1/1/02             $3.49             $49.56                    $53.40

SUMMARY OF INVESTMENT APPEALS

- #2 Industry Player with Enhanced Competitive Leverage

- Significant Sales Growth Opportunity

     --  Increased U.S. Account Penetration
     -- European Direct Sales Expansion
     -- Japan Line Expansion

- Increased Manufacturing Capabilities

- EPS Accretion

- Broader Liquidity

                                    BACK-UP

FINANCIAL IMPACT OF MERGER
(INCOME STATEMENT 12/31/00)
$ Millions

                                       (Stand Alone)       Combined
                                            WJ            (Proforma)
                                            --            ----------
Sales                                     $338.0            $561.1
  Growth Rate                              8.4%              15.1%

Gross Profit Margin                       $233.6            $368.5
  Margin                                   69.1%             65.7%

EBIT                                      $66.4             $120.0
  Margin                                   19.6%             21.4%

Net Income                                $42.4             $80.7
  Margin                                   12.5%             14.4%
  Growth Rate                              21.1%             13.0%

FINANCIAL IMPACT OF MERGER
(INCOME STATEMENT 12/31/01)
$ Millions

                                       (Stand Alone)       Combined
                                            WJ            (Proforma)
                                            --            ----------
Sales                                     $368.0            $653.9
  Growth Rate                              8.9%              16.5%

Gross Profit                              $256.0            $430.9
  Margin                                   69.6%             65.9%

EBIT                                      $76.2             $161.6
  Margin                                   20.7%             24.7%

Net Income                                $50.4             $110.2
  Margin                                   13.7%             16.9%
  Growth Rate                              18.9%             36.5%

1999 REVENUE - CLEAR/SPECIALTY MIX


                           $ MILLION                            %

                     WJ       OSI       Combined       WJ      OSI   Combined
                     --       ---       ---------      ---     ---   --------

CLEAR              $ 45.7    $175.0      $220.7        15%     99%      45%


SPECIALTY          $266.0    $  1.0      $267.0        85%      1%      55%


TOTAL              $311.7    $176.0      $487.7        100%    100%    100%

1999 REVENUE - GEOGRAPHIC MIX

                           $ MILLION                            %

                     WJ       OSI       Combined       WJ      OSI   Combined
                     --       ---       ---------      --      ---   --------

 U.S.              $185.0    $129.0      $314.0        59%     73%      64%


INTERNATIONAL      $126.7    $ 47.0      $173.7        41%     27%      36%


TOTAL              $311.7    $176.0      $487.7       100%    100%     100%

1999 REVENUE - DISPOSABLE/CONVENTIONAL MIX

                             $ MILLION                          %

                     WJ       OSI       Combined       WJ      OSI   Combined
                     --       ---       ---------      --      ---   --------

DISPOSABLE/PR      $165.2    $158.1      $323.3        53%     90%      66%

CONVENTIONAL       $146.5    $17.9       $164.4        47%     10%      34%


TOTAL              $311.7    $176.0      $487.7       100%    100%     100%

STRATEGIC RATIONALE FOR MERGER

- Creates Only Global Full-line Competitor with the Broadest Product Line in the Industry

- #2 Soft Lens Company with Significant Sales, Marketing, Manufacturing, Distribution Scale

- Opportunity to Leverage WJ's Global Direct Sales Force to Expand OSI Market Penetration

- Access 100% of Lens Wearer Market: Cross Sell Color and Clear Lenses

- Significant Operational Synergies

- Position for Additional Worldwide Organic and Acquisition Growth

IMPLIED WESLEY JESSEN SHARE PRICE -
OCULAR MERGER

Assumes Combined Wesley Jessen/Ocular 12 Month Forward EPS of $2.22, $2.99 and $3.40 for the Periods Ending 1999, 2000, and 2001, Respectively


$31.52   $33.97              $42.46   $45.75            $48.28   $52.02
   12/31/99                     12/31/00                   12/31/01

(left number)14.2 x 1-Year Average P/E Multiple

(right number) 15.3 x 3-Year Average P/E Multiple

IMPLIED WESLEY JESSEN SHARE
PRICE - STAND ALONE

Assumes Wesley Jessen 12 Month Forward EPS of $2.22, $2.61 and $2.85 for the Periods Ending 1999, 2000, and 2001, Respectively


$31.52   $33.97          $37.06   $39.93          $40.47   $43.60
   12/31/99                 12/31/00                 12/31/01

(left number) 14.2 x 1-Year Average P/E Multiple
(right number) 15.3 x 3-Year Average P/E Multiple

                           FORWARD-LOOKING STATEMENTS

     The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the foregoing, in particular, statements regarding the proposed business combination between WJ and OSI are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals, the stockholders of either WJ or OSI fail to approve the business combination; costs related to the business combination; the risk that the WJ and OSI businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors relating to WJ's or OSI's business generally. WJ and OSI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     For a detailed discussion of these and other cautionary statements,
please refer to   WJ's filings with the Securities and Exchange Commission
(the "Commission"), especially in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" sections of WJ's Form S-3 Registration Statement (Commission File No. 333-79293), which became effective in June 14, 1999. In addition, please refer to OSI's filings with the Commission, especially the information set forth under the heading "Factors That May Affect Future Results" in OSI's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1999.

               WHERE YOU CAN FIND ADDITIONAL INFORMATION

     A joint proxy statement/prospectus will be filed by Wesley Jessen VisionCare, Inc. ("WJ") and Ocular Sciences, Inc. ("OSI") with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by WJ and OSI with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by WJ may also be obtained for free from WJ by directing a request to Wesley Jessen VisionCare, Inc., 333 East Howard Avenue, Des Plaines, IL 60018, telephone: (847) 294-3000. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by OSI may be obtained for free from OSI by directing a request to Ocular Sciences, Inc., 475 Eccles Avenue, South San Francisco, California 94080, telephone: (650) 583-1400.

     WJ and its officers and directors may be deemed to be participants in the solicitation of proxies from WJ's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WJ's Current Report on Form 8-K, dated March 21, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from WJ at the address set forth above. OSI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of OSI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in OSI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 26, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the OSI at the address set forth above.